

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Gil Shwed
Chief Executive Officer and
Chairman of the Board
Check Point Software Technologies Ltd.
5 Ha'Solelim Street
Tel Aviv 67897, Israel

> **Re:** **Check Point Software Technologies Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 000-28584**

Dear Mr. Shwed:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Results of Operations

Revenues, page 43

1.   Please provide us with a breakdown of revenue for each product and service type (e.g., products, licenses, subscriptions etc.) for each of the three years ended December 31, 2012 and tell us what consideration you gave to providing this quantitative disclosure and a discussion of changes in these detailed product and service types in your results of operations discussion. In this regard, we note from the transcript of your conference calls

held on January 23, 2013 and April 22, 2013 that there were several questions asked regarding the breakdown of your revenue with specific focus on the amount of subscription revenue recognized.

2. You indicate that product and license revenues increased in 2012 and attribute this to "an increase in unit sales offset by a decrease in average sales price," without quantifying or otherwise describing the impact of each factor identified. Where a material change is attributable to two or more factors, the contribution of each identified factor, including any offsetting factors, should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. Please tell us what consideration you gave to quantifying the factors contributing to material year-to-year changes.

3. Please summarize your historical renewal rates for maintenance contracts and for all other annuity or subscription-based products for each of the three years ended December 31, 2012. As part of your response, please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your revenues. In addition, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-7

4. Please tell us how you considered disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income here or in the notes to the financial statements. See ASC 220-10-45-12.

Notes to Consolidated Financial Statements

Note 2:- Significant Accounting Policies

k. Revenue recognition, page F-16

5. Please provide us with the composition of your current and long-term deferred revenue balance by type of revenue (e.g., maintenance, subscription etc.). Also, tell us what consideration you gave to disclosing the composition of these balances and the specific periods over which they will be recognized.

Note 13:- Geographic Information and Selected Statements of Income Data, page F-41

6.   Please tell us what consideration you gave to providing the entity-wide information required by paragraphs 40 and 42 of ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief